July 22, 2010

VIA EDGAR AND FEDEX

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Loral Space & Communications Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed March 15, 2010 (File No. 001-14180)

Dear Mr. Spirgel:

On behalf of Loral Space & Communications Inc. (“Loral” or the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Form 10-K for the year ended December 31, 2009 filed on March 15, 2010 (the “Form 10-K”), contained in your letter dated July 13, 2010 to Michael B. Targoff, Chief Executive Officer and President of the Company (the “SEC Comment Letter”).

The Company advises the Commission that it intends to include disclosures responsive to the comments set forth in the SEC Comment Letter in its future filings with the Commission.  To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response.  Defined terms used herein without definition have the meanings ascribed to them in the Form 10-K.

To the extent the responses below reflect the opinions, views or analyses of the Company, they are based solely on information provided to us by the Company.

* * * * * * * * * *

Mr. Larry Spirgel
July 22, 2010

 Form 10-K for the Fiscal Year Ended December 31, 2009

 Definitive Proxy Statement filed April 13, 2010

1.
Comment:  We note you have not included any disclosure in response to Item 402(s).  In your response letter, please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:  In connection with preparation of the proxy statement for the Annual Meeting of Stockholders of Loral in May 2010 and in response to the SEC’s new rules requiring disclosure of certain compensation-related risks, management undertook to assess whether the compensation policies and practices of the Company would be reasonably likely to have a material adverse effect on the Company.  In its assessment, management considered all of the primary elements of compensation, including base salary, annual performance bonus compensation, long-term equity incentive awards, perquisites and other benefits, nonqualified deferred compensation and retirement benefits.

Management determined that base salary compensation was provided to give executive officers and employees resources upon which to live and to provide a portion of compensation which is assured in order to help provide them with a certain level of financial security.  As such, management determined that compensation attributable to base salary was not reasonably likely to have a material adverse effect on the Company.

The Company’s and SS/L’s annual bonus programs present a target bonus opportunity based on the achievement of certain corporate and individual goals and objectives.  Target bonus opportunities under the bonus programs for the Company and SS/L, including the Management Incentive Bonus programs, the SS/L Executive Performance Awards and the SS/L Qualitative Performance Awards, are capped at a percentage of base salary that takes into consideration the scope and impact of each employee’s role with the Company and/or SS/L.  For all participants except for Mr. Targoff, the target bonus opportunities for 2009 were substantially less than 100% of base salary.  Even when taking into account SS/L Executive Performance Awards, the maximum bonus such SS/L executives could earn for 2009 was capped at 100% of base salary.  Mr. Targoff’s target bonus opportunity for 2009 was set at 125% of base salary.  Moreover, the goals established under the bonus programs reflect a broad array of company objectives, including EBITDA targets, new business targets, year-end cash balance targets, compliance with Sarbanes Oxley and a variety of individual objectives, which mitigates the potential risks relating to any one component.  Given the nature of the Company’s business, the nature of the performance targets and the limitation on each executive’s maximum bonus compensation, management determined that any risks arising from annual bonus compensation were not reasonably likely to have a material adverse effect on the Company.

Mr. Larry Spirgel
July 22, 2010

Long-term equity compensation is composed of Loral restricted stock units and options and SS/L phantom stock appreciation rights.  Option awards are tied to Loral stock value and provide value to the employees only if the value of Loral stock increases following the grant date.  Restricted stock unit awards are also tied to Loral stock value and provide a base level of compensation that increases and decreases in value based on the fluctuations in the Loral stock value over time.  SS/L phantom stock appreciation rights are based on the hypothetical value of SS/L stock and provide value to the employees only if the notional value of SS/L stock based on a predetermined formula increases following the grant date.  All of these awards vest over years of service and reward employees over the long term based on stock performance and increase in underlying value, or in the case of SS/L, notional value.  Management determined that, given the variety of long-term equity awards, the vesting criteria and link to stock performance, any risks arising from long-term equity compensation were not reasonably likely to have a material adverse effect on the Company.

Perquisites and other benefits provide additional compensation to employees targeted to specific areas of need, including health insurance, life insurance, vacation pay and sick pay.  As such, management determined that the additional compensation provided by these perquisites and other benefits did not present risk to the Company that was reasonably likely to have a material adverse effect on the Company.

The value of the nonqualified deferred compensation arrangements is also tied to the value of Loral stock and payment is deferred until the earlier of an employee’s termination of employment or seven years after the initial award.  Management determined that, given the link to Loral stock and the deferred payment requirement, any risks arising from the deferred compensation arrangements were not reasonably likely to have a material adverse effect on the Company.

The Company’s savings plans provide a mechanism for employees to save for retirement through a combination of employee and Company contributions that increase in value based on the investment return of the contribution amounts.  The Company’s qualified pension plan is a defined benefit plan that provides for specified payouts during retirement.  As such, management determined that compensation attributable to the savings and retirement plans did not present risk to the Company that was reasonably likely to have a material adverse effect on the Company.

Based on this assessment and the factors noted above, the Company concluded that its compensation policies and practices for its employees were not reasonably likely to have a material adverse effect on the Company.

 Executive Compensation, page 18

2.
Comment:  We note on page 19 that you benchmark the three main elements of your compensation using two different peer groups, the Proxy Peer Group and the Hi-Tech/Gl Group. You have disclosed the companies that make up the Proxy Peer Group but not the companies that make up the Hi-Tech/GI Group.  In this regard, we note the Hi-Tech/Gl Group consists the 2008 Hewitt Total Compensation Measurement Database (68 companies) and 2008 Radford Executive Survey (105 companies).  Please disclose all of the companies that make up any of the peer groups that you use to benchmark material elements of your executive compensation program.  See Item 402(b)(2)(xiv) of Regulation S-K.  For formatting purposes, please consider listing the constituent companies in appendices and referring the reader to the appendices.

Mr. Larry Spirgel
July 22, 2010

Response:  In future filings, the Company will provide a list of all of the companies that make up the peer groups that the Company uses to benchmark material elements of its executive compensation program and will, if appropriate, use appendices.  With respect to the benchmarking undertaken by the Company in 2009, please refer to Appendix A-1 for a list of the 68 companies that make up the 2008 Hewitt Total Compensation Measurement Database component of the Hi-Tech/GI Group, Appendix A-2 for a list of the companies that make up the 2008 Radford Executive Survey component of the Hi-Tech/GI Group and Appendix A-3 for a list of the 36 companies that were used for the Annual and Long-Term Incentive Review.  With respect to the 2008 Radford Executive Survey component of the Hi-Tech/GI Group, the Company has recently been advised by its consultant that, in fact, the number of companies that made up this component was 468, rather than 105 as disclosed in the Form 10-K.  These appendices will also be included in Amendment No. 1 to the Registration Statement of Space Systems/Loral, Inc. to be filed with the Commission.

 Annual Bonus Compensation, page 21

3.
Comment:  On page 22, we note your Management Incentive Bonus program uses several non-GAAP performance measures such as Corporate MIB EBITDA, SS/L MIB EBITDA, and Telesat MIB EBITDA.  Although you briefly explain how you calculate these measures from your audited financial statements, please consider using a table to illustrate clearly these calculations.

Response:  In future filings, the Company will use a table to illustrate how the various non-GAAP performance measures are calculated.  For an example of such future disclosure by the Company, please refer to the relevant section included in Amendment No. 1 to the Registration Statement of Space Systems/Loral, Inc. to be filed with the Commission.

4.	Comment: In the first paragraph below the table on page 24, we also note you have not disclosed the SS/L New Business Benefit performance target. In your response letter, please explain why.

Response:  As noted in the last sentence of the first paragraph under the table on page 24, the Company believes “that the actual dollar targets of the SS/L New Business Benefit formula are proprietary and confidential and that disclosure of such targets would be competitively harmful to the Company.”  As such, the Company believes that the disclosure of the SS/L New Business Benefit formula should be afforded confidential treatment pursuant to Instruction 4 to Item 402(b).  In the first instance, the Company does not believe that disclosure of the quantitative dollar targets used for the 2009 bonus determinations would provide any information that is more helpful to understanding generally how that component of the bonus compensation is determined.  Further, the Company believes that the disclosure of historical SS/L New Business Benefit performance targets would allow SS/L’s competitors to discern SS/L’s internal pricing and profitability forecasts, strategic direction and key business objectives relating not only to new business projections, but to SS/L as a whole.  More specifically, because disclosure of the performance targets will necessarily show SS/L’s expectations from new business, the Company believes disclosure of such targets would provide SS/L’s competitors with a roadmap to SS/L’s strategic plans in terms of, among others, growth opportunities and market focus, which would result in substantial competitive harm to SS/L.  The Company believes that the confidentiality of the targets and the likelihood that disclosure will result in competitive harm satisfy the applicable standards contained in Securities Act Rule 406 and Exchange Act Rule 24b-2 and that the targets may properly be excluded under Instruction 4 to Item 402(b).

Mr. Larry Spirgel
July 22, 2010

5.
Comment:  We note your disclosure in the first paragraph on page 26 that explains your achievement with respect to objective corporate performance targets.  To help investors readily understand your MIB, please consider also presenting this disclosure as part of the discussion of the applicable performance target.  For instance, on page 23 where you present your Corporate MIB EBITDA targets, present your Corporate MIB EBITDA performance.

Response:  In future filings, the Company will include an explanation of its achievement with respect to applicable performance targets in order to help investors understand the Company’s MIB.  For an example of such future disclosure by the Company, please refer to the relevant section included in Amendment No. 1 to the Registration Statement of Space Systems/Loral, Inc. to be filed with the Commission.

 Long-Term Incentive Compensation, page 26

6.
Comment:  In the first paragraph on page 27, you explain the equalizing feature associated with SS/L Phantom SARs. Please consider providing an example of how this feature operates to help investors better understand your disclosure.

Response:  In future filings, when the Company is required to describe SS/L Phantom SARs, the Company will provide an example of how the equalizing feature associated with SS/L Phantom SARs operates.  For an example of such future disclosure by the Company, please refer to the relevant section included in Amendment No. 1 to the Registration Statement of Space Systems/Loral, Inc. to be filed with the Commission.

7.
Comment:  On pages 28 to 30, you describe the amounts of stock options, restricted stock units, and SS/L Phantom SARs that you awarded to your named executive officers.  In the fourth paragraph on page 26, you describe some of the subjective and objective factors the Compensation Committee takes into account when granting equity-based awards.  Please provide more specific disclosure that explains how these factors were taken into account in making certain grants.  For instance, please discuss in more detail how the level of responsibility of a NEO or his or her retention affected the decision to make a specific grant.

Mr. Larry Spirgel
July 22, 2010

Response:  In future filings, the Company will provide more specific disclosure that explains how the subjective and objective factors are taken into account by the Committee in granting equity-based awards.  As an example of how the Company will disclose this in future filings, please refer to Appendix B, which if included in the Definitive Proxy Statement filed April 13, 2010, would be inserted at the end of the section titled “Long-term Incentive Compensation” on page 30.  Comparable disclosure will also be included in Amendment No. 1 to the Registration Statement of Space Systems/Loral, Inc. to be filed with the Commission.

In connection with this response letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (212) 728-8239 with any further questions or comments.

Very truly yours,

/s/ Maurice M. Lefkort

Maurice M. Lefkort

Enclosures

cc:           Mr. Michael B. Targoff

Appendix A-1

2008 Hewitt Total Compensation Measurement Database Companies

Acxiom Corp.	ESCO Technologies Inc.	TDS Telecommunications Corporation
ADC Telecommunications, Inc.	Federal Signal	Tecumseh Products Company
Aerojet-General Corporation	Fellowes, Inc	TeleTech Holdings, Inc.
Alcon Laboratories, Inc.	Foster's Wine Estates Americas	The Aerospace Corporation
ALLETE, Inc.	GATX Corporation	The Dannon Company, Inc.
Alpharma Inc.	Graco Inc.	The MITRE Corporation
American Commercial Lines	Greyhound Lines, Inc.	Tidewater Inc.
Ameron International Corporation	GTSI Corp.	Timex Corporation
Arkansas Electric Cooperative Corporation	H. B. Fuller Company	Tredegar Corporation
Ash Grove Cement Company	HNTB Companies	TreeHouse Foods, Inc
Associated Electric Cooperative Inc.	Hollister Incorporated	TriMas Corporation
BAE Systems Ship Repair, Inc.	Kaman Corporation	U.S. Concrete, Inc.
Behr America	Lord Corporation	Uline, Inc.
Bissell Homecare, Inc.	Marvin Windows and Doors	Valmont Industries, Inc.
Brady Corporation	Milacron Inc.	Valves & Measurement
Brush Engineered Materials Inc	Neenah Paper, Inc	Wabtec - Westinghouse Air Brake Technologies Corporation
Bush Brothers & Company	Olin Corporation	Walter Industries, Inc.
Clarke American Checks, Inc.	OMNOVA Solutions Inc.	Waters Corporation
Cleco Corporation	Perrigo	Watts Water Technologies Inc.
Coleman Cable Inc	Rhodia, Inc.	Wolverine World Wide Inc.
Compression Systems	Schreiber Foods Inc.	Woodward Governor Company
Edwards Lifesciences LLC	Stihl Incorporated	Zep, Inc.
El Paso Electric Company	Targus Group International, Inc.

Appendix A-2

2008 Radford Executive Survey Companies

2Wire
3Com
Abbott Labs
Accenture
Accuray
Acer America
Activant Solutions
Activision Blizzard
Acxiom
ADC
Adobe Systems
ADTRAN
Advanced Micro Devices
Advent Software
Affiliated Computer Services
Affymetrix
Agilent Technologies
Airvana
Akamai Technologies
Alcatel-Lucent
Align Technology
Allegro Microsystems
Alliance Data Systems
Alltel
Alpha & Omega Semiconductor
Altera
Amazon.com
AMCC
Amdocs
American Power Conversion
Anritsu
AOL
APL
Apple
Applera
Applied Materials
Argon ST
Ariba
Arrow Electronics
Arthrocare
ASML
Aspect Software
Asyst Technologies
AT&T
ATMEL
Autodesk
Avago Technologies
Avande
Avanex
Avaya
Avid Technology
Axcelis Technologies

BAE Systems
BAE Systems Land and Armament
BAE Systems- Network Systems
Battelle Memorial Institute
Baylor Health Care System
Bell Microproducts
Bio-Rad Laboratories
Blue Coat Systems
Blue Shield Of California
BMC Software
Bookham Technology
Borland Software
Bose
Boston Scientific
Bowe Bell & Howell
Broadcom
Broadridge
Brooks Automation
CA
Cabot Microelectronics
Cadence Design Systems
CAE-USA
CalAmp
California Casualty Management
Callaway Golf
Carl Zeiss Meditec
Carl Zeiss Vision
CBSI
CCC Information Services
CDW Corporation
Celanese Chemical
Celerity
Celestica International
Cerner
Checkfree
Cisco Systems
Citrix Systems
Cognex
Coherent
Comcast Entertainment Group
Comm & Power Industries
CompuCom Systems
Computer Sciences
Compuware
Conexant Systems
Corbis
Corel
Corning
Covad Communications
Coviden
CREE
Cricket Communications

CSG Systems
Cubic Corporation
Cymer
Cypress Semiconductor
Dassault Systems Enovia
Datalogic Scanning
DataPath
DealerTrack
Dell
Digital River
Diodes
DIRECTV
Discovery Communications
Disney Interactive Media Group
DJO
Dolby Laboratories
Dot Hill Systems
Dresser Wayne
DRS Technologies
Earthlink
Eastman Kodak
eBay
ECC
Eclipsys
Edwards Lifesciences
Electro Scientific Industries
Electronic Arts
Electronic Data Systems
Electronics For Imaging
EMBARQ
EMC
Emdeon Business Services
EMS Technologies
Emulex
Entegris
Epicor Software
EPRI
Equinix
Ericsson
Expedia
Experian
Exponent
Extreme Networks
F5 Networks
Fairchild Semiconductor
Finisar
Fisher Investments
Flextronics International
Flir Systems
FormFactor
Forrester Research
Foster-Miller

Foundry Networks
Fox Interactive Media
Freddie Mac
Freescale Semiconductor
Fujitsu America Management Services Of America
Genencor, a Danisco Division
Genentech
General Atomics
General Dynamics
Getty Images
Google
GSI Commerce
GSI Group
Harmonic
Harris
Harris Stratex Networks
Headway Technologies
Henkel Of America
Hitachi America
Hitachi Data Systems
Hitachi Global Storage
     Technologies
Hologic
Howard Hughes Medical
Hughes Network Systems
Hutchinson Technology
Hypercom
I2 Technologies
IAC Search & Media
ICF International
IM Flash Technologies
Infineon Technologies
Infinera
InFocus
Informatica
Insight
Integrated Device Technology
Intel
Intelsat
Intermec
International Game Tech
International Rectifier
Intersil
Intervoice
Interwoven
Intevac
Intuit
Intuitive Surgical
Invensys
IPC Systems
ITG
Itron
Jazz Semiconductor A Tower
     Company
JDS Uniphase

Jet Propulsion Lab
Johnson Controls
Juniper Networks
Kaiser Permanente-KPIT
KPMG
Kronos
Kulicke and Soffa
Kyocera International
Lam Research
Lattice Semiconductor
Lawrence Livermore Nat'l Lab
Lawson Software
Leapfrog Enterprises
Lenovo
Level 3 Communications
LexisNexis
Lexmark International
Lifescan
Logitech
LSI
LTX Credence
Lucasfilm Ltd
Macrovision
Magma Design Automation
Mantech International
Marvell
Mattson Technology
McAfee
Mckesson
Meggitt-Usa
MEMC Electronic Materials
Mentor Graphics
Mercury Computer Systems
Merix
Metavante
Micrel Semiconductor
Micron Technology
Microsemi
Microsoft
MISYS
Mitel Networks
Mitsubishi Digital Electronics
     America
Molex
Monster Cable Products
Monster Worldwide
Motorola
Move.com
Movius
MSC.Software
MSI Systems Integrators
National Instruments
National Semiconductor
Navteq
NCR
NCS Pearson

NDS
NEC Corp Of America
NEC Electronics America
Nektar Therapeutics
Netapp
Netflix
Neustar
New United Motor Manufacturing
Nikon Precision
Nintendo of America
Nokia-US
Nortel
Novatel Wireless
Novell
Novellus Systems
Nuance Communications
Numonyx
Nvidia
NXP Semiconductors-US
OCE North America
Omnicell
Omnivision Technologies
ON Semiconductor
Open Text
Oracle
Orbital Sciences
Orbitz Worldwide
Palm
Panasonic Corporation North
     America
Panduit
PerkinElmer
Perot Systems
Philips Healthcare
Philips Lumileds Lighting Company
Pitney Bowes
Planar Systems
Plantronics
PMC-Sierra
Polycom
Powerwave Technologies
Presstek
Progress Software
Promega
Provide Commerce
QAD
Qimonda North America
Qlogic
Qualcomm
Quantum
Quintiles
Qwest Communications
Rackable Systems
Radiant Systems
RADISYS
Rand

RCN
Realnetworks
Red Hat
Redback Networks, an Ericsson
     Company
Renesas Technology America
Research in Motion-US
RESMED
RF Micro Devices
Ricoh Electronics
Riverbed Technology
Robert Half International
S1
Sabre Holdings
Sage Software
Salesforce.com
Samsung Austin Semiconductor
Samsung Telecom America
Sandia National Labs-NM
Sandisk
Sanmina
SAP America
SAS
Savvis Communications
Schlumberger
Science Applications International
Scitor
Seagate Technology
Secure Computing
Semtech
Sensata Technologies
Sensus Metering Systems
Serena Software
SGI
Sharp Microelectronics of The
     Americas
Shure
Siemens Corporation
Siemens PLM Software
Sigma Designs
Silicon Image
Silicon Laboratories
Silicon Storage Technology
Siltronic Corporation
Sirf Technology
SkillSoft
Skyworks Solutions
Smart Modular Technologies
SMSC
Software Ag
Solidworks
Sonus Networks

Sony Computer Entertainment
     America
Sony Corporation of America
Sony Electronics
Space Systems/Loral
Spansion
Spirent Communications
Sprint Nextel
SPSS
SRI International
St Jude Medical - CRMD
Standard Insurance Company
Stanley Associates
Sterling Commerce
STMicroelectronics
Stratus Technologies
Stryker Endoscopy
SUMCO USA Phoenix
Sungard
SunPower
SureWest Communications
SVB Financial Group
Sybase
Symantec
Symmetricom
Synaptics
Syniverse Technologies
Synnex
Synopsys
Synthes USA
Take Two Interactive Software
Tauck World Discovery
Tekelec
Telcordia Technologies
Tellabs
Teradata
Teradyne
Texas Instruments
Thales
The Clorox Company
The Mathworks
The Mitre Corporation
Thermo Fisher Scientific
Thomson Reuters-US (Fka:
     Reuters)
THQ
TIBCO Software
Ticketmaster
Tivo
T-Mobile
Tokyo Electron Us Holdings
Toppan Photomasks

Toshiba America Business Solutions
Toshiba America Electronic Components
Toshiba America Information Systems
Toshiba America Medical System
Travelport
Tree.com
Trend Micro
Trident Microsystems
Trimble Navigation
Triquint Semiconductor
Trizetto
Ubisoft
Ultra Clean Technology
United Online
UTStarcom
Varian
Varian Medical Systems
Varian Semiconductor Equipment
Veeco Instruments
Vegas.com
Verigy
Verisign
Verizon Wireless
ViaSat
Virgin Mobile
VISA USA
Vishay - Siliconix
Vision Service Plan
Vitesse Semiconductor
Vivendi Games
VMware
Vonage
Wafertech
Walmart.com USA
Websense
Welch Allyn
Wells Fargo Bank
Western Digital
Williams Sonoma
Wind River Systems
Windstream Communications
WMS Gaming
Xerox International Partners
Xilinx
XO Holdings
Xyratex International
Yahoo!
Zebra Technologies
Zoran

Appendix A-3

Annual and Long-Term Incentive Review Companies

Aerojet-General Corporation
The Aerospace Corporation
Ametek, Inc.
Avaya Inc.
BAE Systems, Inc.
The Boeing Company
Brady Corporation
Brightpoint, Inc.
Cooper Industries, Inc.
Curtiss-Wright Corporation
The DIRECTV Group, Inc.
Emerson Electric Co.
General Dynamics Corporation
Global Crossing Ltd.
Goodrich Corporation
Honeywell International inc.
Hubbell Incorporated
ITT Corporation
L-3 Communications Corporation
Lockheed Martin Corporation
NCR Corporation
Northrop Grumman Corporation
Qualcomm Inc.
Qwest Communications
Raytheon Company
Rockwell Automation
Rockwell Collins
Schneider Electric USA
Science Applications International Corporation
Siemens
Textron Inc.
Thomas & Betts Corporation
United Space Alliance
United Technologies Corporation
Waters Corporation
Windstream Communications

Appendix B

The Committee granted the 2009 restricted stock unit award to Mr. Targoff in connection with the terms of his employment agreement, which provided for an equity award to be granted to him in 2008 having a comparable economic value of 50% of the value of the stock options granted to him in 2006.  The terms of the employment agreement provided that the grant would be contingent upon Mr. Targoff performing at the “target level” of financial performance as annually approved by the Board in 2006 and 2007 and as a result earning his target bonus for the 2006 and 2007 fiscal years.  For 2006 and 2007, Mr. Targoff earned 130% and 96.2% of his target bonus, respectively, thereby earning an average of 113.1% of his target bonus for those two years.  In light of these achievements, the Committee granted Mr. Targoff the restricted stock unit award in 2009 with respect to his service in 2008 as contemplated by his employment agreement.

The 2009 option award was granted to Mr. Targoff as part of the Committee’s ongoing equity award program.  In determining the size of Mr. Targoff’s 2009 equity awards, the Committee took into account Mr. Targoff’s position as Chief Executive Officer of Loral and his overall responsibilities for and contributions to Loral and all of its subsidiaries, including SS/L and Telesat.  In addition, the Committee took into account annual equity awards granted to chief executive officers at the custom peer group of 36 companies that comprised Hewitt’s long-term incentive review and determined to grant him an award with value comparable to the one granted to him with respect to 2008.

The 2009 restricted stock unit award to Mr. DeWitt was granted in recognition of the fact that Mr. DeWitt did not receive any equity awards in 2008.  In determining the size of Mr. DeWitt’s 2009 restricted stock unit award, the 2009 restricted stock unit awards to Messrs. Rein, Katz and Mastoloni and the size of the 2009 SS/L Phantom SAR awards granted to Messrs. DeWitt, Rein, Katz and Mastoloni, the Committee considered their positions and responsibilities as Senior Vice President of Loral and Chief Executive Officer of SS/L, Senior Vice President and Chief Financial Officer of Loral, Senior Vice President, General Counsel and Secretary of Loral and Senior Vice President, Finance and Treasurer of Loral, respectively, their contributions to SS/L and Loral and the annual equity awards granted to executive officers with similar responsibilities at the custom peer group of 36 companies that comprised Hewitt’s long-term incentive review.  Based on these factors, and taking into consideration the value of the total package of equity grants being awarded and the value of the awards the Committee believed was necessary for retention purposes, the Committee made a subjective determination to grant 25,000 Loral restricted stock units and 50,000 SS/L Phantom SARs to Mr. DeWitt, and 1,500 Loral restricted stock units and 35,000 SS/L Phantom SARs to each of Messrs. Rein, Katz and Mastoloni.